UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATE AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-52614

Show Me Ethanol, LLC
(Exact name of registrant as specified in its charter)

P.O. Box 9
26530 Highway 24 East
Carrollton, Missouri 64633
(660) 542-6493
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Membership Units
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:             90

Pursuant to the requirements of the Securities Exchange Act of 1934, Show Me Ethanol, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 30, 2010	By:	/s/ Richard Hanson
Richard Hanson, General Manager and Chief Financial Officer